Back 2003-09-12, 12:13:52, EDT

Insider: Smith.D **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		204176	2003-09-10	10 - Acquisition or disposition in the public market	-800	203376

SEDI

No. 82-34703

Back 2003-09-12, 12:25:03, EDT

03 SEP 26 AM 7:21

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4765542	2003-09-05	10 - Acquisition or disposition in the public market	200	4765742
Common Shares	Commonwealth Enterprise Fund Inc.	4765742	2003-09-05	10 - Acquisition or disposition in the public market	200	4765942
Common Shares	Commonwealth Enterprise Fund Inc.	4765942	2003-09-08	10 - Acquisition or disposition in the public market	400	4766342

No. 82-34703

Back 2003-09-12, 12:19:23, EDT

03 SEP 26 AM 7:21

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4765542	2003-09-05	10 - Acquisition or disposition in the public market	200	4765742
Common Shares		4765742	2003-09-05	10 - Acquisition or disposition in the public market	200	4765942
Common Shares		4765942	2003-09-08	10 - Acquisition or disposition in the public market	400	4766342